

Mail Stop 3720

October 23, 2009

Via U.S. Mail and Fax
Mr. Ziv Zviel
Chief Financial Officer and Treasurer
deltathree, Inc.
419 Lafayette Street,
New York, N.Y.   10003

> **RE: deltathree, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed April 15, 2009**
> **Form 10-Q for the quarter ended June 30, 2009**
> **Filed August 14, 2009**
> **File No. 000-28063**

Dear Mr. Zviel:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ending December 31, 2008
Note 3—Investment in marketable securities and deposits, page F-10

1. In regards to the sale of auction rate securities in 2008, tell us whether the Company received full carrying value of the securities upon liquidation. If losses were sustained, please quantify and tell us the line item in the statement of operations where the losses were included.

Note 15—Change in deferred revenue relating to previous years, page F-17

2. We note that the Company restated the financial statements by increasing its deferred revenue liability during 2008 as a result of errors in previously issued financial statements. Please provide a detailed explanation for the following:
   - Nature and cause of the error to deferred revenue;
   - Reason for not identifying the error until 2008;
   - Basis for concluding that the errors most likely belonged to fiscal years 2005 – 2007; and
   - Actions taken to remedy the material weaknesses relating to the nature and cause of the deferred revenue errors.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Ivette Leon, Associate Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director